
Mail Stop 3010

December 31, 2009

Leo F. Wells, III
President
Wells Real Estate Investment Trust III, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia 30092

> **Re: Wells Real Estate Investment Trust III, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 1, 2009**
> **File No. 333-163411**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to

investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   We note that on page 1, you state that you have not yet identified any specific "properties or securities to purchase." Elsewhere in the prospectus, however, you state that you do not intend to invest in equity securities. Please revise throughout to clarify your investment intent. To the extent that you intend to invest in securities or other real estate-related investments, such as real estate-related debt, please provide us with a detailed analysis as to how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.

6.   We note that in the management compensation tables that appear on pages 7–9 and 62–63 you have only disclosed the estimated amounts to be paid for the maximum offering. Please also include the estimated amounts to be paid if only the minimum is raised.

Cover Page of Prospectus

7.   Please limit your cover page to only 1 page as required by Item 501 of Regulation S-K.

8.   Please disclose on the cover page of the prospectus the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor and its affiliates in connection with this offering?, page 6

9.   We note that you will reimburse your advisor the expenses incurred in connection with its provision of services, including personnel and IT costs. Please revise to clarify whether you will reimburse your advisor salaries and other employment expenses. Furthermore, please clarify how you will determine the personnel and IT costs subject to reimbursement.

10.   Please advise whether your acquisition fees would include any amounts in which leverage is used. If so, please include the estimated amount of the acquisition fees on a fully leveraged basis. Please also revise accordingly your disclosure in the management compensation section.

11.   It appears that your debt financing fee could be determined based upon the estimated amount of the maximum offering and your maximum leverage policy. Please advise or revise. Please also revise accordingly your disclosure in the management compensation section.

What steps will you take to make sure you purchase environmentally compliant properties?, page 10

12.   Please disclose the plain English meaning of a "Phase I environmental assessment."

Risk Factors, page 19

13.   We note that you include bulleted lists of factors or events in your risk factors. To the extent that any of the factors or events contained in the bulleted lists present a material risk to your business, operations or financial condition, please include a separate risk factor subheading and discussion about it. For example only, we note the following risk factors:

- "Our advisor and affiliates with face conflicts of interest, including significant conflicts created by . . . ," page 25;

- "Economic, market and regulatory changes that impact the real estate market . . . ," page 30; and

- "Actions of our potential future joint venture partners could reduce the returns . . . ," page 32.

Estimated Use of Proceeds of This Offering, page 41

14.   We note that you have a particular focus on office and industrial properties, primarily office, and that you may acquire such properties at any state of development or construction, including developing the property yourself. We further note that you may also invest in international properties. Please revise to state the anticipated holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum. Please include similar disclosure in your "Use of Proceeds" section.

Management, page 44

15.   Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor.

Audit Committee, page 45

16.   Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert" or explain why you have determined not to include a "financial expert" on the audit committee.

Stock Ownership, page 64

17.   We note your disclosure in footnote (3) that Mr. Wells owns all the shares of capital stock of Wells Real Estate Fund, Inc. Therefore, please include the 20,000 shares owned by Wells Real Estate Fund, Inc. in the row of the table that correlates to Mr. Wells's ownership.

Conflicts of Interest, page 65

Our Affiliates' Interests in Other Wells Real Estate Programs, page 65

18.   We note the list of 19 other programs that your advisor and its affiliates have sponsored. Of the programs with offerings that have closed, please tell us when those offerings closed.

19.   Please expand your disclosure to specifically identify any affiliated programs that are in direct competition with you.

20.   Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

Allocation of Advisor's Time, page 66

21.   Please include an estimate of the time that you advisor and its affiliates will devote to your day-to-day operations.

Term of Advisory Agreements, page 70

22.   We note your statement on page 70 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. Please revise to clarify what you mean by "without penalty" and briefly discuss any amounts to which your advisor will be entitled upon termination of the advisory agreement.

Investment Objectives and Criteria, page 74

23.   We note that your primary investment focus is to acquire commercial real estate in the U.S. and potentially internationally. Please disclose if there is a specific region in which you intend to invest in the U.S., as well as any specific international countries.

Investment Limitations, page 79

24.   We note your investment policy that you will not borrow in excess of 50% of the cost of your assets. You also state, however, that you will not borrow in excess of 75% of the cost of all your assets. Please clarify your investment policy in this respect.

25.   Please refer to the first bullet point on page 79. Please clarify what would constitute substantial justification to borrow in excess of 50% of your aggregate cost.

Liquidity and Capital Resources, page 83

26.   If you plan to use leverage to finance any of your investments, please disclose your target leverage ratio, both initially and over the long-term.

Prior Performance Summary, page 90

27.   We note your disclosure that Institutional REIT deregistered the shares of its common stock. Please disclose why it was determined to deregister its shares.

Prior Program Liquidity Events, page 95

28.   Please disclose the specific liquidation target date for each prior program.

Federal Income Tax Considerations, page 97

29.   We note your statement that DLA Piper LLP (US) is expected to render an
       opinion that you are organized in conformity with the requirements for
       qualification and taxation as a REIT. Please revise your disclosure prior to
       effectiveness that counsel has rendered such opinion.

Plan of Distribution, page 141

30.   Please refer to the table on page 142. Please include the dealer manager and
       participating broker-deal compensation should only the minimum amount be
       raised.

Appendix A – Prior Performance Tables, page A-1

Table II – Compensation to Sponsor, page A-3

31.   Please revise this table in your next amendment to include a separate column
       disclosing the aggregate payments to your advisor and its affiliates in the most
       recent 3 years from all programs that have not completed offerings within the past
       3 years, as well as the number of these programs involved, or tell us why you
       believe this information is not required.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

32.   Please disclose the facts relied upon to meet the exemption claimed with regard to
       your issuance in reliance on Section 4(2). Refer to Item 701(d) of Regulation S-K
       for guidance.

Item 36. Exhibits and Financial Statement Schedules, page II-2

33.   We note that you have filed, or will file in an amendment, the "form" of many
       exhibits, such as your articles of incorporation, dealer manager agreement and
       advisory agreement. Please file the actual exhibits or explain why you have only
       filed the forms of such exhibits.

34.   Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Niel Miller, Esq.
    Robert Bergdolt, Esq.
    DLA Piper LLP (US)
    Via facsimile (202) 799-5000